NOTICE OF EXTRAORDINARY GENERAL MEETING IN TDC

THE BOARD OF DIRECTORS OF TDC A/S HEREBY INVITES THE COMPANY'S SHAREHOLDERS TO ATTEND THE EXTRAORDINARY GENERAL MEETING.

The Extraordinary General Meeting which will be held on

MONDAY 27 SEPTEMBER 2004 AT 2:00 PM AT THE RADISSON SAS SCANDINAVIA HOTEL, AMAGER BOULEVARD 70, DK-2300 COPENHAGEN S.

The agenda will be as follows:

1. Election of the Chairman of the Meeting.

2. The Board proposes the following amendments of the Articles of Association:

a) Article 9, clause 2, sub-clause 6, Article 14, clause 1 and Article 14, clause 7: The Chairman and the Vice-Chairman of the Board of Directors are elected by the Board of Directors instead of by the General Meeting.

b) Article 9, clause 2, sub-clause 6 and Article 14, clauses 2-9: The provisions regarding alternates for the members of the Board of Directors are repealed.

c) Article 14, clause 1 and Article 14, clause 6: The number of members of the Board of Directors is amended to 6-8.

d) Article 16, clause 1: The number of members of the Executive Committee is amended to 2-4.

3. Election of members of the Board of Directors.

4. AOB.

Re item 2a on the agenda:  It follows from Article 9, clause 2, sub-clause 6 and
Article 14, clause 1 of the Articles of Association that the Chairman and the Vice-Chairman of the Board of Directors are to be elected by the shareholders at the Annual General Meeting. The Board of Directors proposes that the Board of Directors elect the Chairman and the Vice-Chairman of the Board of Directors.

As a consequence of this the Board of Directors proposes that Article 9, clause 2, sub-clause 6 and Article 14, clause 1 be amended and that Article 14, clause 7 be repealed. It is common practice in listed companies that the Board of Directors elects the Chairman and the Vice-Chairman of the Board of Directors and this is also in accordance with the provisions of the Danish Public Companies Act Section 56.

Re item 2b on the agenda: Article 9, clause 2, sub-clause 6 and Article 14, clauses 2-9 of the Articles of Association contain provisions regarding alternates for the members of the Board of Directors. The Board of Directors proposes that these provisions be repealed. As a consequence hereof the Board of Directors proposes that Article 9, clause 2, sub-clause 6 and Article 14, clauses 2-3 be amended and that Article 14, clauses 4-9 be repealed. The Board of Directors believes that if a member of the Board of Directors resigns before the end of his or her term, the General Meeting should decide, once such a situation has occurred, whether or not to elect a new member for the Board of Directors, i.e. either at the following Annual General Meeting or, if need be, at an Extraordinary General Meeting.

Re item 2c on the agenda: It follows from Article 14, clause 1 of the Articles of Association that the Board of Directors of the Company is to consist of eight members. The Board of Directors proposes that the number of members of the Board of Directors be amended to 6-8. If item 2b on the agenda is not passed by the General Meeting, the Board of Directors additionally proposes that Article 14, clause 6 of the Articles of Association be amended by replacing the words "the Chairman or the Vice-Chairman or one of the four" by "one of the". The rationale of the proposal is a desire to ensure flexibility in connection with the composition of the Board of Directors and that the number of members of the Board of Directors is adapted to the needs of the Company.

Re item 2d on the agenda: It follows from Article 16, clause 1 of the Articles of Association that the Board of Directors is to appoint an Executive Committee of 3-8 members to manage the day-to-day affairs of the Company. The Board of Directors proposes that the number of members of the Executive Committee be amended to 2-4. Practice has shown that an Executive Committee consisting of 2-4 members is sufficient.


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The adoption of item 2a-2d  requires the approval by at least  two-thirds of the votes cast as well as two-thirds of the voting stock represented at the Extraordinary General Meeting.

Re item 3 on the agenda: Jonathan Klug, Larry Boyle and Rick Moore have resigned from the Board of Directors. Furthermore, James Callaway and Lloyd Kelley wish to resign from the Board of Directors. The following are nominated for election to the Board of Directors: Stine Bosse, Preben Damgaard og Per-Arne Sandstrom.

The agenda of the Extraordinary General Meeting and the complete wording of the resolutions to be submitted at the Extraordinary General Meeting will be available to the shareholders at www.tdc.com/investor and at the Company's offices at N0rregade 21, DK-0900 Copenhagen C from 3 September 2004.

Shareholders must hold an admission card to attend the Extraordinary General Meeting. Admission cards can be requested directly from Danske Bank A/S at www.danskebank.com/agmtdc, or by filling out the front page of the enclosed form and returning it, either by using the enclosed addressed envelope or by fax +45 43 39 46 69.

Shareholders who do not wish to attend the General Meeting may grant a proxy to the Board of Directors by filling out the back of the enclosed form. The completed proxy form must be separately signed and dated and can be returned to Danske Bank A/S, either by using the enclosed addressed envelope or by fax +45 43 39 46 69.

Requests for admission cards and proxies must state the reference number used by the Danish VP Securities Services A/S (Vaerdipapircentralen A/S) or other documentation in accordance with Article 10 of the Articles of Association and must reach Danske Bank A/S no later than Wednesday 22 September 2004 at 4 PM.

The Board of Directors

BACKGROUND INFORMATION REGARDING CANDIDATES UP FOR ELECTION TO THE BOARD:

STINE BOSSE:

Age 43. LL.M. (Cand. jur.) 1987. Group Chief Executive Officer, TrygVesta A/S. Member of the Board of Directors of Flugger A/S and a number of companies within the Tryg Vesta group.

PREBEN DAMGAARD:

Age 41. BSc (Economics) 1985. Graduate Diploma in Business Administration 1987. Chief Executive Officer, Damgaard Company A/S. Chairman of the Board of Directors of Dannebrog Rederi A/S. Member of the Boards of Directors of ROCKWOOL International A/S, Proactive A/S, DTU-Innovation A/S, ERP International 2 A/S and Giritech A/S.

PER-ARNE SANDSTROM:

Age 56. Engineering Degree in Telecommunication 1967. Chairman of the Boards of Directors of Atea Holding AB, Birdstep Technology ASA, Nordic Service Group AB and Umetrics AB.



For further information please contact TDC Investor Relations at +45 3343 7680.

TDC A/S

Noerregade 21
0900 Copenhagen C
DK-Denmark
www.tdc.com